Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 12, 2025

Relating to the Preliminary Prospectus Supplement dated March 12, 2025 and

Prospectus dated May 8, 2024

Registration No. 333-277540

FIDUS INVESTMENT CORPORATION

$100,000,000

6.750% Notes due 2030

PRICING TERM SHEET

March 12, 2025

The following sets forth the final terms of the 6.750% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated March 12, 2025, together with the accompanying prospectus, dated May 8, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Fidus Investment Corporation (the “Company”)

Security	6.750% Notes due 2030

Expected Rating*	Fitch: BBB-/Stable

Aggregate Principal Amount Offered	$100,000,000

Maturity	March 19, 2030

Trade Date	March 12, 2025

Settlement Date**	March 19, 2025 (T+5)

Use of Proceeds	To repay a portion of the outstanding borrowings under the Company’s senior secured revolving credit facility.

Price to Public (Issue Price)	99.29954% of the aggregate principal amount

Coupon (Interest Rate)	6.750%

Yield to Maturity	6.918%

Spread to Benchmark Treasury	+285 basis points

Benchmark Treasury	4.00% due February 28, 2030

Benchmark Treasury Yield	4.068%

Interest Payment Dates Offer to Repurchase upon a Change of Control Repurchase Event

March 19 and September 19, beginning September 19, 2025

If a Change of Control Repurchase Event (as defined in the Preliminary Prospectus) occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption

Prior to September 19, 2029 (six months prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	316500 AD9

ISIN	US316500AD91

Underwriting Discount	2.00%

Book-Running Manager	Raymond James & Associates, Inc.

Passive Book-Running Managers	Keefe, Bruyette & Woods, Inc. Oppenheimer & Co. Inc. ING Financial Markets LLC

Co-Managers	B. Riley Securities, Inc. Ladenburg Thalmann & Co. Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying prospectus if you request it from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.